ISSUED ON BEHALF OF REED ELSEVIER PLC

29 November 2012

PDMR Shareholding

Reed Elsevier was notified today, that on 28 November 2012, Mr Ian Fraser, a PDMR of Reed Elsevier PLC, exercised options granted to him in November 2005, and acquired 90,685 Reed Elsevier PLC ordinary shares at 524.50p per share. All of the acquired shares were sold at 633.4754p per share.